SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

    Yes  ☐             No     ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of January 2011

List of Exhibits:

1.

News Release entitled, “CNH Global posts full year sales growth of 13% to $14.5 billion, 17% growth in Q4. Equipment Operations operating profit increased 138% to $889 million. Net Income before restructuring and exceptional Items improved to $496 million, at an EPS of $2.08.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ RICHARD TOBIN
Richard Tobin
Chief Financial Officer

January 27, 2011

FOR IMMEDIATE RELEASE

For more information contact:

CNH Investor Relations         +1 (630) 887-3745

CNH Global Posts Full Year Sales Growth of 13% to $14.5 billion, 17% Growth in Q4;

Equipment Operations Operating Profit Increased 138% to $889 million; Net Income

Before Restructuring and Exceptional Items Improved to $496 million, at an EPS of $2.08

•	Net Sales improve 13% to $14.5 billion (11% on a constant currency basis)

•	Agricultural equipment +8% (6% on a constant currency basis)

•	Construction equipment +39% (35% on a constant currency basis)

•	Equipment Operations Operating Profit of $889 million, an increase of 138%

•	Equipment Operations generated $1.8 billion in cash flow from operations; net cash of $2.2 billion at year-end

•	FY Net inventory reduction of $323 million, significant improvement in ageing profile of inventory

•	FY diluted EPS before exceptional items at $2.08 per share, benefitted from one time tax adjustments, compared to a loss of $0.48 per share in 2009

	Quarter Ended December 31,			Year Ended December 31,
	2010	2009	% Change	2010	2009	% Change
	(US $ in millions, except per share data and percentages)
Net Sales of Equipment	$3,759	$3,213	17.0%	$14,474	$12,783	13.2%
Equipment Operations Operating Profit	$176	$101	74.3%	$889	$373	138.3%
Equipment Operations Operating Margin	4.7%	3.1%	1.6 pts	6.1%	2.9%	3.2 pts
Financial Services Net Income	$28	$96	(70.8)%	$159	$174	(8.6)%
Net Income (Loss) Attributable to CNH	$209	$28	646.4%	$452	$(190)	Nm
Net Income (Loss) Before Restructuring and Exceptional Items	$216	$47	359.6%	$496	$(115)	Nm
Diluted EPS Before Restructuring and Exceptional Items	$0.90	$0.20	350.0%	$2.08	$(0.48)	Nm

BURR RIDGE, IL. — (January 27, 2011) — CNH Global N.V. (NYSE: CNH) today announced financial results for the year ended December 31, 2010. For the year, net sales increased 13% (11% on a constant currency basis) to $14.5 billion on the back of improving demand for agricultural equipment driven by increased prices in global agricultural commodities and construction equipment demand in the Americas and Rest of World markets. Equipment Operations posted an Operating Profit of $889 million as a result of these higher volumes, increased industrial utilization in the Americas, and improved product mix. This positive performance was tempered by Western Europe markets remaining at low demand levels, increased raw material prices, and new product launch costs primarily in the construction equipment sector during the fourth quarter.

Net sales were 80% agricultural equipment and 20% construction equipment for the year. The geographical distribution of revenue for the period was 41% North America, 23% Western Europe, 19% Latin America, and 17% Rest of World markets.

Equipment Operations generated $1.8 billion in cash flows from operations for the year including a $323 million reduction of net inventory. Year to date capital expenditures totaled $301 million, a 39% increase from the comparable period largely as a result of new product launches; 80% of the full year capital spend was on new products and production capacity. CNH's Equipment Operations ended the period with a net cash position of $2.2 billion. The effective tax rate for 2010 was 19%, which was favorably impacted by the settlement of certain tax items in the fourth quarter and certain valuation allowances. The Group expects to return to a more normalized effective tax rate of 36% to 40% in 2011.

Net income before restructuring and exceptional items for the period was $496 million as a result of improved top line and industrial operating performance, better results from the Group's non-consolidated entities, and a lower tax rate. This resulted in the Group generating a significant increase in full year diluted earnings per share to $2.08 (before restructuring and exceptional items) compared to a loss of $0.48 per share in 2009.

2011 Market Outlook

CNH anticipates that in 2011 the global agricultural markets will be flat to up 5% in tractors and up 5-10% in combines; in the global construction equipment market CNH's outlook for 2011 is for an increase of between 8-12% in light equipment and 5-10% in heavy equipment.

2011 CNH Outlook

CNH expects to outperform the market in unit growth as a result of new product launches, geographic footprint diversification, and heavy equipment bias in the agricultural sector resulting in an increased operating profit and margin from volume and industrial leverage.

•	Revenues on a constant currency basis are expected to be up by as much as 10% compared to the full year 2010.

•	Operating margin is expected to be between 7.1% and 7.9% consistent with our Strategic Business Plan.

SEGMENT RESULTS

Agricultural Equipment

	Quarter Ended			Year Ended
	12/31/10	12/31/09	% Change	12/31/10	12/31/09	% Change
	(US $ in millions, except percentages)
Net Sales of Equipment	$2,985	$2,626	13.7%	$11,528	$10,663	8.1%
Gross Profit	$561	$478	17.4%	$2,232	$1,859	20.1%
Gross Margin	18.8%	18.2%	0.6 pts	19.4%	17.4%	2.0 pts
Operating Profit	$211	$167	26.3%	$943	$712	32.4%
Operating Margin	7.1%	6.4%	0.7 pts	8.2%	6.7%	1.5 pts

Agricultural Equipment Industry and Market

Worldwide agricultural industry unit sales increased 12% compared to the fourth quarter of 2009. Global tractor sales grew 12% while global combine sales grew 16% for the quarter. North American tractor sales were up 17% and combine sales up 28% on continued strong demand from the large cash crop segments. Latin America sales of tractors declined 6% and combine sales were up 16%. Western European markets improved for the quarter, with tractor sales up 12% and combine sales flat. Rest of World markets were up 13% in tractor sales and flat in combine sales. Global unit sales of tractors and combines for full year 2010 were up 8% and 2%, respectively.

CNH Agricultural Equipment Fourth Quarter and Full Year Results

CNH’s net sales in the agricultural equipment sector increased 8% for the year (6% on a constant currency basis) as a result of solid trading conditions in the Americas due to increasing commodity prices and good harvest conditions. Trading conditions in Europe were more difficult, largely due to poor harvest conditions in certain countries and tight credit markets. Operating margin increased 22% to 8.2% on the higher unit volume driving manufacturing efficiency, and improved product mix to larger horsepower tractor and combine segments. Common platform design and low cost sourcing and localization initiatives continued apace with important projects approved for capacity expansions of whole goods and component parts started in the Group's Brazil and India operations.

Full year market share for the Group was largely in line with prior year in tractors and up approximately 2% in combines. Worldwide production was matched (+1%) with retail deliveries for the year as inventory levels were sufficient to accommodate transition stocks for new product launches.

Company and dealer inventories ended the period either in line with or below industry averages largely driven by strong demand in North America in Q4, partly influenced by preferential tax legislation, and selective production curtailments in Brazil to level load inventories for the year end. The Group's European industrial footprint remained at reduced activity levels due to slow market conditions and to allow for finished goods inventory reduction targets to be realized; industrial activity in Europe is forecast to increase in 2011.

The next generation of more powerful and fuel-efficient Steiger and Magnum tractors in North America along with a range of new Puma 130-160 series models with Continuous Variable Transmission (CVT) were launched by the Case IH Agriculture brand. All models are equipped to meet Tier 4A/Stage IIIB emission standards. In the US, the brand also released the new series Farmall A tractor, with innovative styling. In Brazil, Case IH launched four new Axial-Flow combines, the Magnum 335 tractor and the Maxxum tractor with extended axle.

The new T7, T8 and T9 tractors with Tier 4A/Stage IIIB -compliant “Selective Catalytic Reduction” (SCR) engines as well as the new Braud 9000L grape harvester were launched by the New Holland Agriculture brand. The brand also introduced the Blue Power T7070 Autocommand and T7060 Power Command tractors in Europe and North America. In Europe, the T6000 Elite 6-cylinder, light-weight tractors with electronic engine and power boost and range from 116 to 140 hp was also launched. In North America, the hydrogen-fuelled NH2™ tractor debuted.

Construction Equipment

	Quarter Ended			Year Ended
	12/31/10	12/31/09	% Change	12/31/10	12/31/09	% Change
	(US $ in millions, except percentages)
Net Sales of Equipment	$774	$587	31.9%	$2,946	$2,120	39.0%
Gross Profit	$77	$45	71.1%	$351	$62	466.1%
Gross Margin	9.9%	7.7%	2.2 pts	11.9%	2.9%	9.0 pts
Operating Profit	$(35)	$(66)	nm	$(54)	$(339)	nm
Operating Margin	(4.5)%	(11.2)%	6.7 pts	(1.8)%	(16.0)%	14.2 pts

Construction Equipment Industry and Market

Global construction equipment industry unit sales rose 35% in the fourth quarter compared to the prior year, with light equipment up 36% and heavy equipment up 35%. North American demand was up 34%, with light equipment volumes up 34% and heavy equipment rising 33%. Western European markets rose 21% as the industry began to rebuild from the prior year's low levels. In Latin America, the market was up 53%, driven by strong demand from projects in both the public and private sectors. Industry sales in Rest of World markets rose 38% with continued strong demand in the Asia-Pacific region, primarily the heavy equipment segment in China. For the full year, light equipment unit sales were up 35% and heavy equipment unit sales were up 59%.

CNH Construction Equipment Fourth Quarter and Full Year Results

Full year 2010, net sales in the construction equipment sector grew 39% (35% on a constant currency basis) as a result of significant market improvements in the Latin American and Asian markets, and from the improvement in conditions in the North American market largely as a result of ageing fleet replacements. Operating profit for the year improved by $285 million to $(54) million due to increased production, wholesale unit increases (+50%), and reduced costs from prior period restructuring initiatives. In an improved sales environment, net inventory was reduced by 29% as a result of a focused effort to improve the ageing profile of the company and dealers’ inventories in preparation for product launches initiated in Q4, which continue through 2011. During the period, primarily Q4, significant new product launch costs were incurred as several important product lines were re-tooled for the launch of new products into our dealer network.

Full year market share was flat to prior year across all segments with the exception of Latin America, which was down due to industrial capacity constraints in both the heavy and light segments. Capacity expansion plans have been initiated for two facilities to accommodate future market growth and in order to meet manufacturing localization targets.

Company and dealer inventories ended either in line with or below industry levels for the year. Worldwide production lagged retailed units by 13% to allow for de-stocking initiatives to be completed, and as a result of product launch related capacity losses. The Group expects production units to increase across the Group's industrial footprint in 2011 under current market demand estimates.

During 2010, four new N Series loader backhoes in North America and a range of four Construction King T Series tractor loader backhoes in Europe were launched under the Case Construction brand. Better Roads magazine named the Case 650L crawler dozer one of the “Top 20 Rollouts". Specialized magazines honored Case Construction with an “Excellence in Equipment Engineering” award in the loader backhoe category for the 590 Super M+ Series 3 loader backhoe and a recognition for the joystick steering in its Case E Series wheel loaders.

The first three models of the new range of wheeled excavators, the WE150, WE170 and WE190, were launched by the New Holland Construction brand. The brand also introduced the new E10SR, the smallest mini-excavator in its range. US magazine Construction Equipment named the New Holland Construction B Series loader backhoe as one of the Top 100 Products of 2009.

CNH Financial Services Fourth Quarter and Full Year Results

	Quarter Ended			Year Ended
	12/31/10	12/31/09	% Change	12/31/10	12/31/09	% Change
	(US $ in millions, except percentages)
Net Income	$28	$96	(70.8)%	$159	$174	(8.6)%
On-Book Asset Portfolio	$14,274	$8,171	74.7%	$14,274	$8,171	74.7%
Managed Asset Portfolio	$16,996	$17,257	(1.5)%	$16,996	$17,257	(1.5)%

Net Income attributable to Financial Services was $159 million for the year, compared with $174 million in 2009; the 4th quarter of 2009 included $84 million of asset-backed securitization gains in accordance with the prevailing accounting guidance which was changed prospectively in 2010. Market conditions continued to improve in North America in both the agricultural and construction equipment sectors while Europe stabilized in the second half of 2010. Full-year results were lower mainly due to higher provisions for credit losses and a higher annual effective tax rate while financial margins improved and general and administrative expenses were maintained at 2009 levels despite the growth in volumes.

At December 31, 2010, delinquent receivables greater than 30 days past due were 5.2% of total managed portfolio, down from 7.4% at December 31, 2009, primarily due to the general improvement in global economic conditions.

Unconsolidated Equipment Operations Subsidiaries

Full year results for the Group's unconsolidated Equipment Operations subsidiaries improved to $88 million from a prior year loss of $46 million. The improved performance was driven across the breadth of the Group's joint venture portfolio with significant contributions from Turk Traktor in Turkey, CNH Mexico, and the Group's two joint ventures in Japan.

Other

Exceptional and Other Items

In Q3 of 2010, the Company completed the redemption of its $500 million in notes due in 2014, and as a result, incurred a pretax loss of $22 million ($14 million after tax) on retirement of debt. The Company disposed of its participation in the LBX joint venture in Q2 of 2010 recording an exceptional after tax gain of $4 million. In Q1 of 2010, the Company incurred $20 million of tax charges due to the impact of the new U.S. Patient Protection and Affordable Care Act.

Equipment Operations Cash Flow and Net Debt

	Year Ended
	12/31/10	12/31/09
	(US $ in millions)
Net Income (Loss)	$438	$(222)
Depreciation & Amortization	291	270
Cash Change in Working Capital*	786	1,234
Other	296	(137)

Net Cash Provided by Operating Activities	1,811	1,145
Net Cash Provided (Used) by Investing Activities**	(313)	(240)
All Other	167	48

(Increase)/Decrease in Net Debt (Cash)	$1,665	$953

Net Debt (Cash)	$(2,195)	$(530)

*	Net cash change in receivables, inventories and payables including inter-segment receivables and payables.
**	Excluding Net (Deposits In)/Withdrawals from Fiat Cash Pools, as they are a part of Net Debt (Cash).

ABOUT CNH

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE: CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

CNH CONFERENCE CALL AND WEBCAST

CNH management will hold a conference call on January 27, 2011 to review fourth quarter and full year 2010 results. The conference call webcast will begin at 7:00 a.m. U.S. Central Time; 8:00 a.m. U.S. Eastern Time. This call can be accessed through the investor information section of the company's website at www.cnh.com and will be transmitted by CCBN.

NON-GAAP MEASURES

CNH utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent in the accompanying tables to this press release. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

CNH defines “Equipment Operations Gross Profit” as net sales of equipment less costs classified as cost of goods sold. CNH defines “Equipment Operations Operating Profit” as gross profit less costs classified as selling, general and administrative and research and development costs. CNH defines “Equipment Operations Gross Margin” as gross profit as a percent of net sales of equipment. CNH defines “Equipment Operations Operating Margin” as operating profit as a percent of net sales of equipment. “Net Debt (Cash)” is defined as total debt (including intersegment debt) less cash and cash equivalents, deposits in Fiat affiliates cash management pool and intersegment notes receivable. CNH defines “Net income (loss) and diluted EPS before restructuring and exceptional items” as Net income (loss) attributable to CNH, less restructuring charges and exceptional items, after tax. Equipment Operations “working capital” is defined as accounts and notes receivable and other-net, excluding intersegment notes receivables, plus inventories less accounts payable. The U.S. dollar computation of cash generated from working capital, as defined, is impacted by the effect of foreign currency translation and other non-cash transactions. CNH defines the “change in net sales on a constant currency basis” as the difference between prior year actual net sales and current year net sales translated at prior year average exchange rates. Elimination of the currency translation effect provides constant comparisons without the distortion of currency rate fluctuations.

FORWARD LOOKING STATEMENTS

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal," or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to the availability of credit and to interest rates and government spending. Some of the other significant factors which may affect our results include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our customers’ access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings of our debt securities and asset backed securities, risks related to our relationship with Fiat Industrial S.p.A., the effect of the demerger transaction consummated by Fiat S.p.A. pursuant to which CNH was separated from Fiat S.p.A.’s automotive business and has become a subsidiary of Fiat Industrial S.p.A, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies and international trade), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers and critical suppliers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2009.

We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND SUPPLEMENTAL INFORMATION

For the Three Months Ended December 31, 2010 and 2009

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Three Months Ended December 31,		Three Months Ended December 31,		Three Months Ended December 31,
	2010	2009	2010	2009	2010	2009
	(in millions, except per share data)
Revenues:
Net sales	$3,759	$3,213	$3,759	$3,213	$—	$—
Finance and interest income	296	297	47	34	357	361

	4,055	3,510	3,806	3,247	357	361

Costs and Expenses:
Cost of goods sold	3,121	2,690	3,121	2,690	—	—
Selling, general and administrative	462	399	334	310	128	89
Research, development and engineering	128	112	128	112	—	—
Restructuring	8	20	8	20	—	—
Interest expense	210	162	108	84	148	118
Interest compensation to Financial Services	—	—	62	59	—	—
Other, net	104	83	77	54	27	28

Total	4,033	3,466	3,838	3,329	303	235

Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates	22	44	(32)	(82)	54	126
Income tax (benefit) provision	(136)	21	(165)	(12)	29	33
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	3	3	28	96	3	3
Equipment Operations	45	(5)	45	(5)	—	—

Net income	206	21	206	21	28	96
Net loss attributable to noncontrolling interests	(3)	(7)	(3)	(7)	—	—

Net income attributable to CNH Global N.V.	$209	$28	$209	$28	$28	$96

Weighted average shares outstanding:
Basic	238	237

Diluted	239	238

Basic and diluted earnings per share (“EPS”) attributable to CNH Global N.V. common shareholders:
Basic EPS	$0.88	$0.12

Diluted EPS	$0.87	$0.12

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2009.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include primarily CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include primarily CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the Consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND SUPPLEMENTAL INFORMATION

For the Year Ended December 31, 2010 and 2009

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2010	2009	2010	2009	2010	2009
	(in millions, except per share data)
Revenues:
Net sales	$14,474	$12,783	$14,474	$12,783	$—	$—
Finance and interest income	1,134	977	154	131	1,395	1,190

	15,608	13,760	14,628	12,914	1,395	1,190

Costs and Expenses:
Cost of goods sold	11,891	10,862	11,891	10,862	—	—
Selling, general and administrative	1,698	1,486	1,243	1,150	455	336
Research, development and engineering	451	398	451	398	—	—
Restructuring	16	102	16	98	—	4
Interest expense	830	671	395	320	612	497
Interest compensation to Financial Services	—	—	238	202	—	—
Other, net	306	334	191	201	115	129

Total	15,192	13,853	14,425	13,231	1,182	966

Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates	416	(93)	203	(317)	213	224
Income tax provision	77	92	12	33	65	59
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	11	9	159	174	11	9
Equipment Operations	88	(46)	88	(46)	—	—

Net income (loss)	438	(222)	438	(222)	159	174
Net loss attributable to noncontrolling interests	(14)	(32)	(14)	(32)	—	—

Net income (loss) attributable to CNH Global N.V.	$452	$(190)	$452	$(190)	$159	$174

Weighted average shares outstanding:
Basic	238	237

Diluted	239	237

Basic and diluted earnings (loss) per share (“EPS”) attributable to CNH Global N.V. common shareholders:
Basic EPS	$1.90	$(0.80)

Diluted EPS	$1.89	$(0.80)

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2009.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include primarily CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include primarily CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the Consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEET

AND SUPPLEMENTAL INFORMATION

As of December 31, 2010 (Unaudited) and December 31, 2009

	Consolidated		Equipment Operations		Financial Services
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
	(in millions)
ASSETS
Cash and cash equivalents	$3,618	$1,263	$2,934	$290	$684	$973
Deposits in Fiat affiliates cash management pools	1,760	2,251	1,643	2,144	117	107
Accounts, notes receivable and other - net	14,028	8,426	911	788	13,495	7,952
Intersegment notes receivable	—	—	2,273	2,398	562	634
Inventories	2,937	3,297	2,937	3,297	—	—
Property, plant and equipment, net	1,786	1,764	1,784	1,761	2	3
Equipment on operating leases - net	622	646	2	3	620	643
Investment in Financial Services	—	—	2,007	2,377	—	—
Investments in unconsolidated affiliates	490	415	407	330	83	85
Goodwill and other intangibles	3,064	3,091	2,906	2,935	158	156
Other assets	3,284	2,055	1,848	1,557	1,436	498

Total Assets	$31,589	$23,208	$19,652	$17,880	$17,157	$11,051

LIABILITIES AND EQUITY
Short-term debt	$3,863	$1,972	$125	$136	$3,738	$1,836
Accounts payable	2,367	1,915	2,586	2,061	150	151
Long-term debt, including current maturities	12,434	7,436	3,968	3,532	8,466	3,904
Intersegment debt	—	—	562	634	2,273	2,398
Accrued and other liabilities	5,545	5,075	5,032	4,708	522	384

Total Liabilities	24,209	16,398	12,273	11,071	15,149	8,673
Equity	7,380	6,810	7,379	6,809	2,008	2,378

Total Liabilities and Equity	$31,589	$23,208	$19,652	$17,880	$17,157	$11,051

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2009.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include primarily CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include primarily CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the Consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

AND SUPPLEMENTAL INFORMATION

For the Year Ended December 31, 2010 and 2009

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2010	2009	2010	2009	2010	2009
	(in millions)
Operating activities:
Net income (loss)	$438	$(222)	$438	$(222)	$159	$174
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	415	398	291	270	124	128
Intersegment activity	—	—	37	39	(37)	(39)
Changes in operating assets and liabilities	656	2,025	919	1,088	(263)	937
Other, net	(107)	11	126	(30)	5	20

Net cash provided (used) by operating activities	1,402	2,212	1,811	1,145	(12)	1,220

Investing activities:
Expenditures for property, plant and equipment	(301)	(218)	(301)	(217)	—	(1)
Expenditures for equipment on operating leases	(365)	(302)	—	—	(365)	(302)
Net collections from retail receivables	101	1,796	—	—	101	1,796
Net withdrawals from (deposits in) Fiat affiliates cash management pools	462	(162)	481	(451)	(19)	289
Other, net	57	119	(12)	(23)	49	142

Net cash provided (used) by investing activities	(46)	1,233	168	(691)	(234)	1,924

Financing activities:
Intersegment activity	—	—	254	676	(254)	(676)
Net increases (decreases) in indebtedness	945	(2,954)	371	(1,017)	574	(1,937)
Dividends paid	—	—	—	—	(397)	(153)
Other, net	1	(15)	1	(15)	20	—

Net cash provided (used) by financing activities	946	(2,969)	626	(356)	(57)	(2,766)

Effect of foreign exchange rate changes on cash and cash equivalents	53	154	39	19	14	135

Increase (decrease) in cash and cash equivalents	2,355	630	2,644	117	(289)	513
Cash and cash equivalents, beginning of period	1,263	633	290	173	973	460

Cash and cash equivalents, end of period	$3,618	$1,263	$2,934	$290	$684	$973

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2009.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include primarily CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include primarily CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the Consolidated data.

CNH GLOBAL N.V.

TOTAL DEBT AND NET DEBT (CASH)

For the Year Ended December 31, 2010 and 2009

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
	(in millions)
Short-term debt:
With Fiat affiliates	$194	$537	$43	$7	$151	$530
Owed to securitization investors	2,488	—	—	—	2,488	—
Other	1,181	1,435	82	129	1,099	1,306
Intersegment	—	—	52	161	1,730	1,594

Total short-term debt	3,863	1,972	177	297	5,468	3,430

Long-term debt:
With Fiat affiliates	584	2,352	67	931	517	1,421
Owed to securitization investors	5,868	—	—	—	5,868	—
Other	5,982	5,084	3,901	2,601	2,081	2,483
Intersegment	—	—	510	473	543	804

Total long-term debt	12,434	7,436	4,478	4,005	9,009	4,708

Total debt:
With Fiat affiliates	778	2,889	110	938	668	1,951
Owed to securitization investors	8,356	—	—	—	8,356	—
Other	7,163	6,519	3,983	2,730	3,180	3,789
Intersegment	—	—	562	634	2,273	2,398

Total debt	$16,297	$9,408	$4,655	$4,302	$14,477	$8,138

Less:
Cash and cash equivalents	3,618	1,263	2,934	290	684	973
Deposits in Fiat affiliates cash management pools	1,760	2,251	1,643	2,144	117	107
Intersegment notes receivable	—	—	2,273	2,398	562	634

Net debt (cash)	$10,919	$5,894	$(2,195)	$(530)	$13,114	$6,424

Note: Net Debt (Cash) is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three Months and Year Ended December 31, 2010 and 2009

(Unaudited)

	Three Months Ended December 31,			Year Ended December 31,
	2010	2009	% Change	2010	2009	% Change
	(in millions, except percentages)
1. Revenues and net sales:
Net sales
Agricultural equipment	$2,985	$2,626	13.7%	$11,528	$10,663	8.1%
Construction equipment	774	587	31.9%	2,946	2,120	39.0%

Total net sales	3,759	3,213	17.0%	14,474	12,783	13.2%
Financial services	357	361	(1.1)%	1,395	1,190	17.2%
Eliminations and other	(61)	(64)		(261)	(213)

Total revenues	$4,055	$3,510	15.5%	$15,608	$13,760	13.4%

2. Net sales on a constant currency basis:
Agricultural equipment net sales	$2,985	$2,626	13.7%	$11,528	$10,663	8.1%
Effect of currency translation	27		1.0%	(209)		(1.9)%

Agricultural equipment net sales on a constant currency basis	$3,012	$2,626	14.7%	$11,319	$10,663	6.2%

Construction equipment net sales	$774	$587	31.9%	$2,946	$2,120	39.0%
Effect of currency translation	6		1.0%	(85)		(4.0)%

Construction equipment net sales on a constant currency basis	$780	$587	32.9%	$2,861	$2,120	35.0%

Total Equipment Operations net sales on a constant currency basis	$3,792	$3,213	18.0%	$14,180	$12,783	10.9%

Note: Net sales on a constant currency basis is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three Months and Year Ended December 31, 2010 and 2009

(Unaudited)

3. Equipment Operations gross and operating profit and margin:

	Three Months Ended December 31,				Year Ended December 31,
	2010		2009		2010		2009
	(in millions, except percentages)
Net sales	$3,759	100.0%	$3,213	100.0%	$14,474	100.0%	$12,783	100.0%
Less:
Cost of goods sold	3,121	83.0%	2,690	83.7%	11,891	82.2%	10,862	85.0%

Equipment Operations gross profit	638	17.0%	523	16.3%	2,583	17.8%	1,921	15.0%
Less:
Selling, general and administrative	334	8.9%	310	9.6%	1,243	8.6%	1,150	9.0%
Research and development	128	3.4%	112	3.5%	451	3.1%	398	3.1%

Equipment Operations operating profit	$176	4.7%	$101	3.1%	$889	6.1%	$373	2.9%

Gross profit and margin:
Agricultural equipment	$561	18.8%	$478	18.2%	$2,232	19.4%	$1,859	17.4%
Construction equipment	77	9.9%	45	7.7%	351	11.9%	62	2.9%

Equipment Operations gross profit	$638	17.0%	$523	16.3%	$2,583	17.8%	$1,921	15.0%

Operating profit and margin:
Agricultural equipment	$211	7.1%	$167	6.4%	$943	8.2%	$712	6.7%
Construction equipment	(35)	(4.5)%	(66)	(11.2)%	(54)	(1.8)%	(339)	(16.0)%

Equipment Operations operating profit	$176	4.7%	$101	3.1%	$889	6.1%	$373	2.9%

4. Net income (loss) and diluted earnings (loss) per share before restructuring and exceptional items:

	Three Months Ended December 31,		Year Ended December 31,
	2010	2009	2010	2009
	(in millions, except per share data)
Net income (loss) attributable to CNH	$209	$28	$452	$(190)

Restructuring, after tax:
Restructuring	8	20	16	102
Tax benefit	(1)	(1)	(2)	(27)

Restructuring, after tax	7	19	14	75

Exceptional items:
Loss from debt redemption, net of tax	—	—	14	—
Gain from the sale of business, net of tax	—	—	(4)	—
Tax charge for Medicare Part D retiree drug subsidy	—	—	20	—

Net income (loss) before restructuring and exceptional items	$216	$47	$496	$(115)

Weighted average common shares outstanding-diluted	239	238	239	237

Diluted earnings (loss) per share before restructuring and exceptional items	$0.90	$0.20	$2.08	$(0.48)

Note: Equipment Operations Gross and Operating Profit and Net Income and Diluted Earnings Per Share Before Restructuring and Exceptional Items are non-GAAP financial measures. See description of non-GAAP measures contained in this release.

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three Months and Year Ended December 31, 2010 and 2009

(Unaudited)

5. Equipment Operations cash generated from working capital

	Balance as of December 31, 2009	Effect of Foreign Currency Translation	Non-Cash Transactions	Balance as of December 31, 2010	Cash Generated from Working Capital
	(in millions)
Accounts, notes receivable and other – net – Total	$788	$17	$9	$911	$(97)
Inventories	3,297	(37)	—	2,937	323
Accounts payable - Total	(2,061)	72	(37)	(2,586)	560

Working Capital	$2,024	$52	$(28)	$1,262	$786

Note: Working Capital is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

8

2010 Fourth Quarter and Full Year Financial Results January 27, 2011

Management Participants
Harold Boyanovsky
President and Chief Executive Officer
Richard Tobin
Chief Financial Officer
Marco Casalino
Vice President and Treasurer
Manfred Markevitch
Head of Investor Relations
2
CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

Forward Looking Statement
This presentation includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All
statements other than statements of historical fact contained in this presentation, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-
looking statements. These statements may include terminology such as "may," "will," "expect," "could," "should," "intend," "estimate," "anticipate,"
"believe," "outlook," "continue," "remain," "on track," "goal," or similar terminology.
Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to the availability of credit and to interest rates and government spending.
Some of the other significant factors which may affect our results include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our customers' access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings of our debt securities and asset backed securities, risks related to our relationship with Fiat Industrial S.p.A., the effect of the demerger transaction consummated by Fiat S.p.A. pursuant to which CNH was separated from Fiat S.p.A.'s automotive business and has become a subsidiary of Fiat Industrial S.p.A, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies and international trade), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers and critical suppliers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2009.
We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.
3
CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

Highlights
Net sales of equipment of $3.8 billion, up 17% in the fourth quarter and $14.5 billion, up 13% for the full year
Agricultural equipment up 14% in the fourth quarter and 8% for the full year
Construction equipment up 32% in the fourth quarter and 39% for the full year
Equipment operations operating profit increase of $75 million compared to Q4 2009, and $516 million compared to the full year 2009
Q4 Operating Margin increased to 4.7% compared to 3.1% in Q4 2009
Full year Operating Margin increased to 6.1% compared to 2.9% in 2009
Equipment operations net cash position increased by $1.7 billion to $2.2 billion for the full year
Net income before restructuring and exceptional items of $216 million in the fourth quarter and
$496 for the full year
Q4 2010 FD 2010
Basic EPS: $0.88/share $1.90/share
Diluted EPS: $0.87/share $1.89/share
Basic EPS before restructuring and exceptional items: $0.91/share $2.09/share
Diluted EPS before restructuring and exceptional items: $0.90/share $2.08/share
4
CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

Financial Highlights – Full Year
5
*  See Appendix for Definition and U.S. GAAP Reconciliation
CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011
U.S. GAAP, US$ in mils. - Except per share data and percentage
Percent
2010 2009 Change
Net Sales of Equipment 14,474 $   12,783 $   13%
Equipment Operations Operating Profit * 889 $        373 $        138%
Financial Services Net Income 159 $        174 $        (9)%
Net Income (Loss) Before Restructuring and Exceptional Items *$        496 (115) $      nm
Diluted EPS Before  Restructuring and Exceptional Items * 2 $           (0) $          nm
Equipment Operations Operating Cash Flow 1,811 $     1,145 $     58%
Equipment Operations Net Debt (Cash) * (2,195) $    (530) $      nm
Full Year

(U.S. GAAP, US$ in mils.)
$20,000
$15,000
$10,000
$5,000
$0
$12,115
$1,917
$1,001
$3,843
$5,354
$14,971
$2,732
$1,738
$4,995
$5,506
$17,366
$3,589
$2,457
$5,345
$5,975
$12,783
$2,128
$1,751
$3,681
$5,223
$14,474
$2,440
$2,741
$3,339
$5,954
2006
2007
2008
2009
2010
Net Sales Change Y-o-Y
+13%
+15%
+57%
-9%
+14%
Rate of Change vs. Sept. '10 YTD
100%
17%
19%
23%
41%
% of 2010 total Net Sales
North America
Western Europe
Latin America
Rest of World

Net Sales by Geographic Region* – Full Year 6 * See Appendix for Geographic Information CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

(U.S. GAAP, US$ in mils.)

Net Sales
$20,000
$15,000
$10,000
$5,000
$0
$12,115
$4,306
$7,809
$14,971
$5,023
$9,948
$17,366
$4,464
$12,902
$12,783
$2,120
$10,663
$14,474
$2,946
$11,528
2006
2007
2008
2009
2010
Operating Profit
$1,500
$1,000
$500
$0
($500)
$800
$373
$427
$1,225
$412
$813
$1,487
$116
$1,371
$373
$712
($339)
$889
$943
($54)
2006
2007
2008
2009
2010
Agricultural Equipment
Construction Equipment

Net Sales and Operating Profit* Review – Full Year 7 * See Appendix for Definition and U.S. GAAP Reconciliation CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

(U.S. GAAP, US$ in mils.)

$373
$266
$109
$205
($101)
($56)
$93
$889
FY '09
Volume & Mix
Net Pricing
Production Cost
SG&A
R&D
Other
FY '10

Equipment Operations
Operating Profit* Evolution – Full Year
• Volume: Higher volumes in both AG and CE; improved product and geographic mix
• Production cost: Reduced industrial cost in addition to increased capacity utilization and absorption in CE
• R&D up slightly as CNH continues to invest in its product portfolio and new engine emission standards

*  See Appendix for Definition and U.S. GAAP Reconciliation
CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

Equity in Net Income of Equipment Operations Unconsolidated Joint Ventures
(U.S. GAAP, US$ in mils.)

($5)
$45
($46)
$88
Q4 '09
Q4 '10
FY '09
FY '10

CNH Global Reach– Contribution from
Equipment Operations JV’s
Other International region
consolidated subsidiaries
Russia
Kamaz - Tractors, Combines, CE
China
Harbin – Tractors
Shanghai - Tractors
Uzbekistan
Tashkent - Tractors, Planters
Significant unconsolidated
subsidiaries
Turkey
TTF – Tractors
Japan
KCM - Excavators
HFT – Tractors
Pakistan
Al Ghazi – Tractors
India
L&T – Tractor Loader Backhoes,
Compactors
Global Joint Ventures continue to improve contribution
• Russia
• Successfully achieved local manufacturer status (via CNH-Kamaz JV) for assembly of New Holland
AG high hp 4WD T9000 and row crop T8000 tractor series and CSX combine harvesters; CE localization planned for 2011
• China
• Manufacturing  facilities expansion in Harbin to maintain leadership in Imported large equipment
• Leverage of Chinese low cost platform to export tractors in other International region markets (i.e.
South East Asia)
• Turkey
• Market strongly recovered from its 2009 slump
• India
• New Holland India more than doubled its export to the Americas and select African markets
• Current capacity expansion underway to capture new volumes in growing market and to expand production into balers, cane and cotton harvesters and rice farming equipment
• Uzbekistan
• Continued leadership position through localized tractors and
• Introduction of construction equipment

CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

Equipment Operations
Change in Net Debt (Cash)* – Full Year

(U.S. GAAP, US$ in mils.)
2010 2009
Net Income (loss) 438 $      (222) $
Depreciation & Amortization 291         270
Cash Change in Working Capital ** 786         1,234
Other 296         (137)
Net Cash From Operating Activities 1,811      1,145
Net Cash From Investing Activities *** (313)        (240)
All Other, Including FX Impact for the Period 167         48
(Increase) / Decrease in Net Debt (Cash) 1,665 $    953 $
Cash Changes in Working Capital
Account Receivables (97) $       794 $
Inventories 323         1,360
Account Payables 560         (920)
Cash Change in Working Capital ** 786 $      1,234 $
Full Year
CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011
* See Appendix for Definition and US GAAP Reconciliation
** Net change in receivables, inventories and payables including inter-segment receivables and payables
*** Excluding Net (Deposits In) Withdrawals from Fiat Cash Pools, as they are part of Net Debt (Cash)

Agricultural Equipment
(Major Equipment)

Q1'08 Q2'08 Q3'08 Q4'08 Q1'09 Q2'09 Q3'09 Q4'09 Q1'10 Q2'10 Q3'10 Q4-10
Company Inventory
Dealer Inventory
CNH Produced Retails
CNH Production

Construction Equipment
(Light & Heavy)

Q1'08 Q2'08 Q3'08 Q4'08 Q1'09 Q2'09 Q3'09 Q4'09 Q1'10 Q2'10 Q3'10 Q4-10
Company Inventory
Dealer Inventory
CNH Produced Retails
CNH Production

Inventory Reductions
(In Units of Equipment)

• Fourth Quarter Underproduction vs. Retail 10%
• 6% Increase in Forward Months of Supply
• Fourth Quarter Underproduction vs. Retail 24%
• 44% Reduction in Forward Months of Supply
Source: CNH Internal Elaboration
CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

Market Outlook 12 CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

$600
$500
$400
$300
$200
$100
$0
$430
$259
$194
Jan-06
May-06
Sep-06
Jan-07
May-07
Sep-07
Jan-08
May-08
Sep-08
Jan-09
May-09
Sep-09
Jan-10
May-10
Sep-10
Corn
Soybeans
Wheat

$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
USDA Aug-10
$77.1bn
USDA Feb-10
$69.7bn
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09P
'10F
'11F
'12F
'13F
'14F

Agriculture Equipment Industry Drivers
– IHS Global Insight

Global Commodity Prices per Metric Ton US Net Farm Income -
(US$ in billions)
Source: IHS Global Insight January 2011
Gl Insight 10y Ave
CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09P
'10F
'11F
'12F
'13F
'14F

2.5
2.0
1.5
1.0
0.5
0.0
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09P
'10F
'11F
'12F
'13F
'14F

Construction Equipment Industry Drivers
– IHS Global Insight
2008 2009 2010F 2011F 2012F 2013F 2014F
World
1.6% -2.0% 3.8% 3.1% 3.5% 3.5% 3.8%
North America
0.0% -2.6% 2.8% 2.3% 2.9% 2.7% 3.1%
Europe
0.5% -4.1% 2.0% 1.7% 2.0% 2.1% 2.3%
CIS
5.2% -7.4% 4.1% 4.4% 4.1% 4.0% 3.8%
Asia less Japan
5.6% 4.7% 8.1% 6.5% 6.8% 6.9% 6.9%
Latin America
5.2% -0.3% 6.0% 4.8% 4.9% 4.7% 5.0%
Growth environment above 2.5%

US Nonresidential Construction Spending
(US$ in billions)
US Housing Starts
(in millions units)
Global GDP Trends
Source: IHS Global Insight January 2011
CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

Tractors

Combines

CASE IH / NEW HOLLAND Agriculture	Full Year	
	Industry (change vs. prior year)	CNH (performance relative to mkt)
World Wide	**8%**	**Flat**
North America	5%	Down
<40hp	5%	Down
40+hp	6%	Down
Western Europe	(9%)	Flat
Latin America	20%	Flat
Rest of World	13%	Flat
World Wide	**2%**	**Up**
North America	9%	Flat
Western Europe	(29%)	Flat
Latin America	29%	Flat
Rest of World	3%	Up
World Wide AG Equipment	**8%**	**Flat**

Light

Heavy

CASE / NEW HOLLAND Construction	Full Year	
	Industry (change vs. prior year)	CNH (performance relative to mkt)
World Wide	**35%**	**Flat**
North America	20%	Flat
Western Europe	23%	Flat
Latin America	89%	Down
Rest of World	50%	Flat
World Wide	**59%**	**Flat**
North America	14%	Flat
Western Europe	17%	Flat
Latin America	86%	Down
Rest of World	71%	Flat
World Wide CE Equipment	**47%**	**Flat**

900
600
300
0
Tractors
40
30
20
10
0
Combines
2006
2007
2008
2009
2010
Tractors NAR
Tractors WER
Tractors LAR
Tractors ROW
Combines

800
600
400
200
0
2006
2007
2008
2009
2010
Heavy
Skid Steer Loaders & Backhoe Loaders
Other Light

Industry Units Volume* Full Year
Agricultural and Construction Equipment

CNH Internal Elaboration - Preliminary Results (Units in thousands) *  See Appendix for Geographic Information
CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

CNH

TRACTOR OF THE YEAR 2017
WINNER

FIAT INDUSTRIAL

New Holland Agriculture
Continuing to expand its product offering

• Best ever results in the 170-230 Hp class at the DLG Powermix test.
• No matter the transmission choice, the FPT Tier
4A/Stage
IIIB SCR
technology proves the best to achieve both Best Fuel efficiency and
Tier 4A/Stage IIIB
compliance.
New Guardian sprayers
• 3 front- and  2 rear-boom models
• Industry’s highest horsepower:  up to 365 hp
• Largest tank size: 1,600 gallons
• Highest ground clearance: up to 6 feet
• Tightest turning radius: 15-foot
New TD3.50
• Compact multipurpose tractors ideal for  use on small farms, orchard and vineyards and as an all-rounder on larger farms
• 2WD and 4WD 8x2 – 8x8 Synchro Shuttle™ transmission
CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011
T7.260 Power Command and T7.270 Auto Command

Case IH – Leading in innovation
Module Express 635 Cotton Picker
• Increased horsepower to 400
• Reduces grower's equipment and labor investment
• Unequaled cost-per-acre harvest savings
Delivery to select dealers scheduled for March 2011

Puma Tractors 130-160 Series
• Now equipped with CVT transmission
• Tier 4 engine with SCR technology
• Factory-installed Advanced Farming Systems (AFS) AccuGuideTM autoguidance
Delivery to select dealers scheduled for February 2011
Gold medal at the SIMA Innovation Awards
• New automatic Vehicle-to-Vehicle Control
• Increased harvesting operations efficiency: combine controls tractors/grain carts dictating speed, vehicle alignment and direction
• Improved crop unloading from the combine to the trailer
CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

CNH

CASE CONSTRUCTION

NEW HOLLAND CONSTRUCTION

FIAT INDUSTRIAL

Construction Equipment
All New Wheel Loader
• Both Brands will introduce all new machines with
expanded model offering
New technical contents
• Engines available:
• Tier 4A/Stage IIIB engine for NAR and EUR
• Tier 2 Engine for International Region
• New axles
• Improved hydraulic system
• Cab upgrade
• New monitor with Automatic Shutdown System
Shipments to the dealer network underway

CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

CNH

CASE CONSTRUCTION

CASE
3550

NEW HOLLAND CONSTRUCTION

KOBELCO

CASE CONSTRUCTION

NEW HOLLAND

FIAT INDUSTRIAL

Construction Equipment
Additional New Products
Crawler Dozer for International Region
• New models with higher horsepower
• High pushing capability
• Tilting cab
Shipments to the dealer network underway
New Crawler Excavator
• Tier 4A/Stage IIIB engines
• Improved horsepower and fuel efficiency
• New monitor, controls and rear view camera
• Reduced sound levels
Shipments to the dealer network underway

CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

Industry Units Volume* Full Year Outlook
Agricultural and Construction Equipment
• Global AG demand flat to up 5% vs. 2010
• Construction Equipment demand to increase 8-12% in light equipment and 5-10% in heavy equipment

FY ’11
Industry
(change vs.
prior year)
World Wide 0-5%
North America ~5%
<40hp 5-10%
40+hp 0-5%
Western Europe
5-10%
Latin America
~(5%)
Rest of World 0-5%
World Wide 5-10%
North America 5-10%
Western Europe ~10%
Latin America
0-5%
Rest of World
10-15%
World Wide AG Equipment
0-5%
FY ’11
Industry
(change vs.
prior year)
World Wide 8-12%
North America 25-30%
Western Europe 15-20%
Latin America
0-5%
Rest of World
FLAT
World Wide
5-10%
North America ~25%
Western Europe ~15%
Latin America ~5%
Rest of World ~5%
World Wide CE Equipment
5-10%
Tractors
Combines
Light
Heavy
*  See Appendix for Geographic Information
CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011
• Tractors demand flat to up 5%
• Combines demand to be up 5-10% with growth in every region

2011 Outlook
• New agricultural tractors equipped with Tier 4A/Stage IIIB engines available for retail at the end of first quarter
• The construction equipment portfolio renewal includes the launches of new wheeled and crawler excavators, wheel loaders in Tier 4A/Stage IIIB configurations
• Financial Guidance
• Revenues on a constant currency basis are expected to be up by as much as 10% compared to the full year
2010
• Operating margin is expected to be between 7.1% and 7.9% consistent with our Strategic Business Plan

CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

For Further Information
Please Contact Investor Relations:
Manfred Markevitch
Head of Investor Relations
Federico Catasta
Case New Holland Inc.
6900 Veterans Boulevard
Burr Ridge, Illinois  60527
USA
Tel: +1-630-887-3745
Fax: +1-630-887-3890
E-mail: wwinvestorrelations@cnh.com
Website: www.cnh.com

CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

Appendix

Financial Data – Fourth Quarter 24 CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

Financial Highlights – Fourth Quarter

*  See Appendix for Definition and U.S. GAAP Reconciliation
U.S. GAAP, US$ in mils. - Except per share data and percentage
Percent
2010 2009 Change
Net Sales of Equipment 3,759 $      3,213 $      17%
Equipment Operations Operating Profit * 176 $         101 $         74%
Financial Services Net Income 28 $          96 $          (71)%
Net Income (Loss) Before Restructuring and Exceptional Items * 216 $         47 $          nm
Diluted EPS Before  Restructuring and Exceptional Items * 1 $            0 $            nm
Equipment Operations Operating Cash Flow 572 $         783 $         (27)%
Equipment Operations Net Debt (Cash) * (2,195) $     (530) $        nm
Fourth Quarter
CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

(U.S. GAAP, US$ in mils.)
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$2,989
$501
$286
$1,045
$1,157
$4,077
$732
$564
$1,384
$1,397
$3,662
$663
$456
$1,130
$1,413
$3,213
$535
$630
$894
$1,154
$3,759
$650
$768
$893
$1,448
2006
2007
2008
2009
2010
Net Sales Change Y-o-Y
+17%
+22%
+22%
Flat
+25%
Rate of Change vs. Sept. '10 YTD
100%
17%
20%
24%
39%
% of 2010 total Net Sales
North America
Western Europe
Latin America
Rest of World

Net Sales by Geographic Region* – Fourth Quarter 26 * See Appendix for Geographic Information CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

$5,000
$4,000
$3,000
$2,000
$1,000
$0
$2,989
$1,085
$1,904
$4,077
$1,334
$2,743
$3,662
$695
$2,967
$3,213
$587
$2,626
$3,759
$774
$2,985
2006
2007
2008
2009
2010

$400
$300
$200
$100
$0
($100)
$164
$78
$86
$265
$87
$178
$299
$346
($47)
$101
$167
($66)
$176
$211
($35)
2006
2007
2008
2009
2010

FIAT
INDUSTRIAL

Net Sales and Operating Profit* Review
– Fourth Quarter

Operating Profit Net Sales
*  See Appendix for Definition and U.S. GAAP Reconciliation
Agricultural Equipment Construction Equipment
(U.S. GAAP, US$ in mils.)
CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

$101
$129
($31)
$64
($31)
($18)
($38)
$176
Q4 '09
Volume & Mix
Net Pricing
Production Cost
SG&A
R&D
Other
Q4 '10

FIAT INDUSTRIAL

Equipment Operations
Operating Profit* Evolution – Fourth Quarter

*  See Appendix for Definition and U.S. GAAP Reconciliation
(U.S. GAAP, US$ in mils.)
CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

Geographic Information and Market Share/Position Data 29 CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

Definitions
• Geographic Area as Defined by CNH are:
- North America – United States and Canada
- Western Europe – Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy,
Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom
- Latin America – Mexico, Central and South America, and the Caribbean Islands
- Rest of World – those areas not included in North America, Western Europe and Latin America as defined above.
• Market Share / Market Position Data
- Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries, with the exception of India.
- In this report, management estimates of market share information are generally based on retail unit data in North
America, on registrations of equipment in most of Europe, Brazil, and various Rest of World markets and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations including the Association of Equipment Manufacturers’ in North America, the Committee for European
Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers
Association and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau.
- Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia,
Eastern Europe, Russia, Turkey, Brazil and any country where local shipments are not reported .
- In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

CNH Agricultural & Construction Equipment
– Net Sales Change Details*

(U.S. GAAP, US$ in mils.)
% Change
vs 2009
of which
Currency
% Change
vs 2009
of which
Currency
North America 25% 1% 14% 2%
AG 20 - 11 2
CE 67 1 34 2
Western Europe - (9)% (9)% (4)%
AG 1 (7) (10) (3)
CE (6) (16) (2) (6)
Latin America 22% 5% 57% 15%
AG 18 3 45 12
CE 29 8 79 19
Rest of World 22% 1% 15% 3%
AG 16 2 9 5
CE 42 (2) 41 (2)
World 17% (1)% 13% 2%
AG 14 (1) 8 2
CE 32 (1) 39 4
Fourth Quarter 2010 Full Year 2010
*  See Appendix for Geographic Information
CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

Agricultural and Construction Industry
– Other Country’s Details * Full Year

Industry % Change Year over Year Tractors Combines Light Eq Heavy Eq
Western Europe (9)% (29)% 23% 17%
France (23)% (31)% 34% 28%
Germany (1)% (36)% 35% 24%
Italy (13)% (20)% 8% (2)%
Spain (12)% (9)% (4)% (6)%
UK (11)% (22)% 20% 30%
All Other 1% (29)% 20% 12%
Latin America 20% 29% 89% 86%
Brazil 24% 19% 77% 71%
Argentina 74% 132% 149% 169%
All Other 59% 21% 86% 98%
Rest of World 13% 3% 50% 71%
Australia & New Zealand (17)% (25)% 35% 53%
Eastern Europe ** 9% (19)% 17% 24%
CIS *** 29% 33% 357% 442%
China 9% 285% 69% 72%
Pakistan 1% - - (68)%
Turkey 180% 244% 197% 260%
South Africa 13% (20)% 73% 78%
All Other 11% 3% 47% 73%
AG CE
* See Appendix for Geographic Information
** Eastern Europe includes: Albania, Bosnia Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Macedonian Republic, Malta, Monaco,
Montenegro, Poland, Romania, Serbia, Slovakia, Slovenia
*** CIS: Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Republic of Moldova, Russia, Tajikistan, Turkmenistan, Ukraine, Uzbekistan
CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

Agricultural and Construction Industry
– Other Country’s Details * Fourth Quarter

Industry % Change Year over Year Tractors Combines Light Eq Heavy Eq
Western Europe 12% - 22% 18%
France (1)% (16)% 33% 37%
Germany 48% 13% 55% 28%
Italy 1% - (10)% (32)%
Spain (15)% - (17)% (15)%
UK 2% (6)% 25% 74%
All Other 28% 82% 22% 21%
Latin America (6)% 16% 76% 36%
Brazil (17)% (8)% 54% 6%
Argentina 118% 313% 138% 148%
All Other 35% 64% 102% 74%
Rest of World 13% - 40% 38%
Australia & New Zealand (16)% (29)% (9)% 11%
Eastern Europe ** 30% (3)% 78% 108%
CIS *** 290% (8)% 305% 505%
China 11% - 34% 35%
Pakistan (19)% - - (64)%
Turkey 176% 121% 188% 153%
South Africa 27% 186% 5% 92%
All Other 18% 10% 51% 32%
AG CE
* See Appendix for Geographic Information
** Eastern Europe includes: Albania, Bosnia Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Macedonian Republic, Malta, Monaco,
Montenegro, Poland, Romania, Serbia, Slovakia, Slovenia
*** CIS: Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Republic of Moldova, Russia, Tajikistan, Turkmenistan, Ukraine, Uzbekistan
CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

Credit Lines
The following table summarizes CNH credit lines and total debt at December 31, 2010:

(U.S. GAAP, US$ in mils.)
Line Available Line Available
Consol. Eq.Op. FS Consol. Consol. Eq.Op. FS Consol.
Committed Lines with Third Parties 1,338       1,338       1,216    122          -        1,060    1,060    952       108       -
ABCP Facilities and BNDES Financing * 6,356       4,261       4,261       2,095    3,713    2,461    -        2,461    1,252
Uncommitted Lines with Third Parties 1,647       1,259       31         1,228       388       566       299       37         262       267
Committed Revolving Credit Facility with Fiat -          -          -        1,000    418       16         402       582
Uncommitted Lines with Fiat 2,643       206          4           202          2,437    2,848    580       2           578       2,268
Total Credit Lines 11,984   7,064     1,251   5,813     4,920   9,187   4,818   1,007   3,811   4,369
of which with Fiat support 4,108       1,749       413       1,336       2,359    5,255    2,405    450       1,955    2,850
Bonds 2,721       2,721    -          1,723    1,723    -
Third Party Loans * 5,940       15         5,925       975       18         957
Fiat Loans 572          106       466          1,892    920       972
Intersegment Loans -          562       2,273       -        634       2,398
Total Notes and Loans 9,233     3,404   8,664     4,590   3,295   4,327
Total Debt 16,297   4,655   14,477   9,408   4,302   8,138
December 31, 2009
Drawn
December 31, 2010
Drawn
* Items impacted by the adoption of FAS 166 & FAS 167 on January 1, 2010
CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

Equipment Operations Long Term Debt *
The following table summarizes CNH's Equipment Operations long term debt maturities at December
31, 2010 and December 31, 2009:

* Including Current Maturities of Long Term Debt.
** Public Notes are reported net of any premium/discount.
*** Called as of June 28, 2010 with redemption on July 28, 2010
(U.S. GAAP, US$ in mils.)
December 31,
2010
December 31,
2009
Public Notes **
Payable in 2013 (September) 981 $                        973 $
Payable in 2014*** (March) -                            500
Payable in 2016 (January) 250                           250
Payable in 2017 (June)
1,490                        -
Total Public Notes
2,721                      1,723
Funding from Fiat Affiliates
Fiat Committed Revolving Facility -                            16
Notes Payable in  2012 (August) 67                             115
Notes Payable in 2017 (June) -                            800
Total Funding from Fiat Affiliates 67                           931
Other Long Term Uses of Credit Lines 1,172                      861
Other Long Term Debt 8                              17
Long Term Intersegment
510                         473
Total Long Term Debt
4,478 $                   4,005 $
CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

Non-GAAP Measures 36 CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

Non-GAAP Measures
CNH utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under
Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these financial measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent in the accompanying tables in this presentation. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S.
GAAP.
Non-GAAP measures include:
• Net Income (Loss) Before Restructuring and Exceptional Items
• Operating Profit
• Net Debt

CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

Net Income (Loss) Before Restructuring and
Exceptional Items

CNH defines net income (loss) before restructuring and exceptional item as net income (loss)
attributable to CNH, less restructuring charges and exceptional items, after tax. Exceptional items include charges or income that may mask underlying operating results. We believe that net income
(loss) before restructuring and exceptional items is a useful figure for measuring the performance of our operations.
(U.S. GAAP, US$ in mils., except per share data)
2010 2009 2010 2009
Net income (loss) attributable to CNH 209 $           28 $             452 $           (190) $
Restructuring, after tax:
Restructuring 8                    20                16                102
Tax benefit (1)                 (1)                 (2)                 (27)
Restructuring, after tax 7                    19                14                75
Exceptional items:
Loss from debt redemption, net of tax -               -               14                -
Gain from the sale of business, net of tax -               -               (4)                 -
Tax charge for Medicare Part D retiree drug subsidy -               -               20                -
Net Income (loss) before restructuring and exceptional
items
216 $           47 $             496 $           (115) $
Weighted average common shares outstanding - diluted 239 238 239 237
Diluted earnings (loss) per share before restructuring and
exceptional items
0.90 $          0.20 $          2.08 $         (0.48) $
Fourth Quarter Full Year
CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

Equipment Operations Operating Profit
CNH defines Equipment Operations Gross Profit as net sales less of equipment cost of goods sold. CNH defines Equipment Operations Operating Profit as Gross Profit less selling, general and administrative and research and development costs. Operating Margin is Operating Profit expressed as a percentage of net sales of equipment. The following table summarizes the computation of Equipment Operations
Gross and Operating Profit for all periods presented:

(U.S. GAAP, US$ in mils.)
2010
% of
Net Sales
2009
% of
Net Sales
2010
% of
Net Sales
2009
% of
Net Sales
Net sales 3,759 3,213 $  14,474 $ 12,783 $
Less:
     Cost of goods sold 3,121 2,690 11,891 10,862
Gross Profit 638 17.0% 523 16.3% 2,583 17.8% 1,921 15.0%
Less:
     Selling, general and administrative 334 310 1,243 1,150
     Research and development 128 112 451 398
Operating Profit 176 $  4.7% 101 $     3.1% 889 $       6.1% 373 $        2.9%
U.S. GAAP Operating Profit by Segment
Agricultural Equipment 211 $  7.1% 167 $     6.4% 943 $       8.2% 712 $        6.7%
Construction Equipment (35) $  (4.5)% (66) $      (11.2)% (54) $       (1.8)% (339) $      (16.0)%
Fourth Quarter Full Year
CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

Equipment Operations IFRS to GAAP
Analysis

The following summarizes trading profit, as reported to Fiat under IFRS, by segment:
(US$ in mils.)
2010 2009 2010 2009
Trading Profit Under IFRS
Agricultural Equipment 174 $        152 $        839 $        650 $
Construction Equipment (18)            (65)            (43)            (393)
Financial Services 50             57             205           213
Trading Profit Under IFRS 206           144           1,001        470
The following reconciles trading profit to operating profit under US GAAP:
Equipment Operations Trading Profit Under IFRS 156 $        87 $          796 $        257 $
Accounting for Benefit Plans (49)            (21)            (62)            (51)
Intangible Asset Amortization,
   Primarily Development Costs (41)            (42)            (176)          (140)
IFRS Reclassifications * 43             50             170           187
Other Adjustments (10)            (27)            (30)            (81)
Total Adjustments (57)            (40)            (98)            (85)
Plus: U.S. GAAP "Other, net" 77             54             191           201
U.S. GAAP Operating Profit 176 $        101 $        889 $        373 $
Fourth Quarter Full Year
* The net reclassification of interest compensation to Financial Services to cost of goods sold and the interest component of unfunded benefit plans to interest expense
CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

Net Debt
The following table sets forth total debt and “Net Debt (Cash)” - total debt (including intersegment debt)
less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable - as of December 31, 2010 and December 31, 2009:

31-Dec-10 31-Dec-09 31-Dec-10 31-Dec-09 31-Dec-10 31-Dec-09
With Fiat affiliates 194 $            537 $             43 $              7 $                  151 $            530 $
Owed to securitization investors 2,488            -                -                -                2,488            -
Other 1,181            1,435            82                  129                1,099            1,306
Intersegment -                -                52                  161                1,730            1,594
Total short-term debt 3,863 $         1,972 $         177 $            297 $             5,468 $         3,430 $
With Fiat affiliates 584 $            2,352 $         67 $              931 $             517 $            1,421 $
Owed to securitization investors 5,868            -                -                -                5,868            -
Other 5,982            5,084            3,901            2,601            2,081            2,483
Intersegment -                -                510               473                543               804
Total long-term debt 12,434 $      7,436 $         4,478 $         4,005 $         9,009 $         4,708 $
With Fiat affiliates 778 $            2,889 $         110 $            938 $             668 $            1,951 $
Owed to securitization investors 8,356            -                -                -                8,356            -
Other 7,163            6,519            3,983            2,730            3,180            3,789
Intersegment -                -                562               634                2,273            2,398
Total debt 16,297 $      9,408 $         4,655 $         4,302 $         14,477 $      8,138 $
Cash and cash equivalents 3,618 $         1,263 $         2,934 $         290 $             684 $            973 $
Deposits in Fiat affiliates cash management pools 1,760            2,251            1,643            2,144            117               107
Intersegment notes receivable -                -                2,273            2,398            562               634
Net debt (cash) 10,919 $      5,894 $         (2,195) $       (530) $           13,114 $      6,424 $
Less:
Consolidated Equipment Operations Financial Services
(in millions)
Short-term debt:
Long-term debt:
Total debt:
CNH Global N.V. Fourth Quarter 2010 Conference Call – January 27, 2011

End